May 9, 2019

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eureka Homestead Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-230193)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Eureka Homestead Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 10:00 a.m. on May 13, 2019, or as soon thereafter as may be practicable.

Very Truly Yours,

FIG PARTNERS, LLC

/s/ Robert A. Kotecki
Name: Robert A. Kotecki
Title: Principal